UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2026

TIRIOS PROPCO SERIES, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-3658251
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8 The Green A

Dover, DE 19901

(Full mailing address of

principal executive offices)

(737) 275-4622

(Issuer’s telephone number)

Tirios Propco Series LLC – 274 Gabbro, Tirios Propco Series LLC – 283 Gabbro, Tirios Propco Series LLC – 313 Mica,

Tirios Propco Series LLC – 172 Ammolite, Tirios Propco Series LLC – 1200 Soapstone

(Title of each class of securities issued pursuant to Regulation A)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Tirios Platform (described below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our Company nor the Manager can guarantee future performance, or that future developments affecting our company, the Manager or the Tirios Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in our Offering Circular under the heading “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Tirios Propco Series LLC was formed as a Delaware series limited liability to serve as an investment vehicle through which the general public can invest in fractional interests of income-producing single-family homes. Our Manager, Tirios Corporation, a Delaware corporation, owns an investment platform accessible through www.tirios.ai and iOS and Android Apps, collectively, which we refer to herein as the “Tirios Platform.” We intend to distribute the Series Interests in the Offerings and our other future Series’ Offerings exclusively through the Tirios Platform. An investment in a Series of the Company entitles the investor to its share of the potential benefits normally associated with direct ownership of real estate without the burdens of the due diligence, significant capital outlay, management, and oversight generally associated with ownership of such assets.

Specifically, we will acquire single-family homes, lease them long-term, divide them into multiple interests which includes creating a digital courtesy copy using blockchain technology, and offer them as investments through the Tirios Platform. As a result, investors can build their real estate portfolio by investing across multiple assets and neighborhoods. We do all the work for sourcing, analyzing, underwriting, acquiring, and managing assets. We analyze every investment across several characteristics to make an investment decision, including evaluating the asset’s condition, expected financial returns, market opportunity, and demographic factors. We foreign file to do business in each jurisdiction where our properties are located.

Investors in our offerings can invest in real estate without needing a large lump sum, applying for a mortgage, or taking on maintenance responsibilities as a landlord.

The Company and each Series is managed by Tirios Corporation, our Manager, which also serve as the initial Member of the Company and each Series. Our Manager intends to acquire anywhere from 1%-20% of the Series Interests of each Series, but may acquire more or less Series Interests as determined in its sole discretion.

Tirios Propco Series LLC was formed on April 13, 2023 in the State of Delaware as a series limited liability company. Since its formation, the Company has been engaged primarily in formulating its business plan, sourcing and performing due diligence on and acquisition of our first properties, and developing the financial, offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business.

Recent Developments

We acquired six properties in September 2026. The purchase transactions for these properties were closed on September 18, 2026. The properties were financed with secured third-party loans, and the equity has been advanced by our Manager, who will be reimbursed through offering proceeds.

Tirios Propco Series LLC - 35 Clay (“35 Clay”). The purchase price for the property with address at 35 Clay Ct , Covington, GA, 30016, was $255,000. The Series obtained a third-party purchase loan in the amount of $178,500 and our Manager advanced the remaining amount of $76,500. The property was financed at acquisition with interest only long-term debt, and an interest rate of 6.84%.

Tirios Propco Series LLC – 565 Mountainview (“565 Mountainview”). The purchase price for the property with address at 565 Mountainview Dr, Covington, GA, 30016, was $245,000. The Series obtained a third-party purchase loan in the amount of $171,500 and our Manager advanced the remaining amount of $73,500. The property was financed at acquisition with an interest only long-term debt, and an interest rate of 6.80%.

Tirios Propco Series LLC – 709 Georgetown (“709 Georgetown”). The purchase price for the property with address at 709 Georgetown Ct, Jonesboro, GA, 30236, was $195,000. The Series obtained a third-party purchase loan in the amount of $136,500 and our Manager advanced the remaining amount of $58,500. The property was financed at acquisition with an interest only long-term debt, and an interest rate of 6.80%.

Tirios Propco Series LLC – 6404 Walnut (“6404 Walnut”). The purchase price for the property with address at 6404 Walnut Way, Union City, GA 30291, was $250,000. The Series obtained a third-party purchase loan in the amount of $175,000 and our Manager advanced the remaining amount of $75,000. The property was financed at acquisition with an interest only long-term debt, and an interest rate of 6.84%.

Tirios Propco Series LLC – 1160 Gable (“1160 Gable”). The purchase price for the property with address at 1160 Gable Ter, Jonesboro, GA, 30236, was $251,000. The Series obtained a third-party purchase loan in the amount of $175,700 and our Manager advanced the remaining amount of $75,300. The property was financed at acquisition with an interest only long-term debt, and an interest rate of 6.85%.

Tirios Propco Series LLC – 11322 Michelle (“11322 Michelle”). The purchase price for the property with address 11322 Michelle Way, Hampton, GA 30228, was $170,000. The Series obtained a third-party purchase loan in the amount of $119,000 and our Manager advanced the remaining amount of $51,000. The property was financed at acquisition with an interest only long-term debt, and an interest rate of 6.8%.

1

Operating Results

Revenue

The following table presents the revenues for the six months ending June 30, 2026:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	172 Ammolite	1200 Soapstone	Consolidated
Revenues	$95	$11,700	$11,400	$7,200	$6,550	$8,100	$45,045

The revenue for the six months ended June 30, 2026, for 274 Gabbro was $11,700, 283 Gabbro was $11,400, 313 Mica was $7,200, 172 Ammolite was $6,550 and 1200 Soapstone was $8,100 with the consolidated revenue of $45,045.

The following table presents the revenues for the six months ending June 30, 2025:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	172 Ammolite	1200 Soapstone	Consolidated
Revenues	$-	$11,535	$11,025	$12,000	$-	$-	$34,560

The revenue for the six months ended June 30, 2025, for 274 Gabbro was $11,535, 283 Gabbro was $11,025, 313 Mica was $12,000, 172 Ammolite was $0 and 1200 Soapstone was $0 with the consolidated revenue of $34,560.

2

Operating Expenses

The following table presents the operating expenses for six months ending June 30, 2026:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	172 Ammolite	1200 Soapstone	Consolidated
Insurance	$-	$612	$636	$882	$656	$678	$3,464
Property Management	-	354	354	354	354	354	1,770
HOA	-	270	270	270	270	270	1,350
Real estate taxes	-	1,638	1,632	2,694	369	369	6,701
Depreciation expense	-	3,624	3,504	4,380	3,810	3,774	19,092
Bank charges	-	289	176	484	493	219	1,661
Total Operating Expenses	$-	$6,787	$6,572	$9,064	$5,951	$5,664	$34,038

The following table presents the operating expenses for six months ending June 30, 2025:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	172 Ammolite	1200 Soapstone	Consolidated
Insurance	$-	$402	$402	$536	$-	-	$1,340
Property Management	-	354	354	354	-	-	1,062
HOA	-	270	270	270	-	-	810
Real estate taxes	-	1,932	1,932	2,532	-	-	6,396
Depreciation expense	-	3,624	3,504	4,380	-	-	11,508
Bank charges	-	148	204	111	-	-	463
Total Operating Expenses	$-	$6,730	$6,666	$8,183	$-	$-	$21,579

3

Other Income (Expense)

The following table presents the interest expense and interest income for six months ending June 30, 2026:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	172 Ammolite	1200 Soapstone	Consolidated
Interest expense	$-	$(6,324)	$(6,328)	$(8,206)	$(6,252)	$(6,198)	$(33,308)
Interest income	$95	-	-	-	-	-	95
Total Other Income (Expense)	$95	$(6,324)	$(6,328)	$(8,206)	$(6,252)	$(6,198)	$(33,213)

The following table presents the interest expense and interest income for six months ending June 30, 2025:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	172 Ammolite	1200 Soapstone	Consolidated
Interest expense	$-	$(6,330)	(6,330)	$(8,298)	$-	$-	$(20,958)
Interest income	190	-	-	-	-	-	190
Total Other Income (Expense)	$190	$(6,330)	(6,330)	$(8,298)	$-	$-	$(20,768)

4

Liquidity and Capital Resources

The Company has a lack of liquidity, has relied on advances from its Manager for equity to close on the acquisition and to fund operating expenses, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to continue to generate cash flow from their rental properties, raise sufficient capital through Regulation A offering and/or obtain financing from the Manager. However, there are no assurances that the Company can continue to generate cash flow from their rental properties or raise capital through Regulation A offering or that the Manager will always be in the position to provide funding when needed. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

The following table presents the cash and cash equivalents as of June 30, 2026:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	172 Ammolite	1200 Soapstone	Consolidated
Cash and cash equivalents	$31,476	$-	$-	$-	$-	$-	$31,476

The following table presents the cash and cash equivalents as of June 30, 2025:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	172 Ammolite	1200 Soapstone	Consolidated
Cash and cash equivalents	$50,585	$-	$-	$-	$-	$-	$50,585

Off-Balance Sheet Arrangements

Neither the Company nor any of the Series had during the six months ending June 30, 2026, and the period ending December 31, 2025, and does not currently have any off-balance sheet arrangements.

ITEM 2. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2026, but was not reported.

5

ITEM 3. FINANCIAL STATEMENTS

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

As of June 30, 2026 (Unaudited) and December 31, 2025

	Tirios Propco		274 Gabbro		283 Gabbro		313 Mica
	June 30, 2026	Dec 31, 2025	June 30, 2026	Dec 31, 2025	June 30, 2026	Dec 31, 2025	June 30, 2026	Dec 31, 2025
ASSETS
Current Assets
Cash and cash equivalents	$31,476	$25,462	$-	$2,809	$-	$818	$-	$1,514
Due from related parties	223	223	83,694	54,795	68,848	51,248	111,037	62,637
Prepaid expenses	-	-	1,931	2,809	618	818	713	1,514
Total Current Assets	31,699	25,685	85,626	57,604	69,466	52,066	111,750	64,151

Investment in single-family residential properties, net of depreciation	-	-	229,965	233,589	224,089	227,593	266,553	270,933

Total Assets	$31,699	$25,685	$315,591	$291,193	$293,555	$279,659	378,303	$335,084

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$178	$475	$2,465	$538	$2,413	$3,875	$3,178	$686
Due to related parties	31,039	24,823	108,830	114,341	87,720	88,953	101,328	98,203
Security deposits	-	-	3,500	3,500	2,500	2,500	2,100	2,100
Total Current Liabilities	31,217	25,298	114,795	118,379	92,633	95,328	106,607	100,989

Noncurrent Liabilities
Mortgage payable, net of deferred debt issuance costs	-	-	156,160	155,668	156,151	155,659	214,751	215,479
Total Noncurrent Liabilities	-	-	156,160	155,668	156,151	155,659	214,751	215,479

Total Liabilities	31,217	25,298	270,955	274,047	248,784	250,987	321,358	316,468

Members' Equity (Deficit)	482	387	44,635	17,146	44,772	28,672	56,945	18,616

Total Liabilities and Members' Equity (Deficit)	$31,699	$25,685	$315,591	$291,193	$293,555	$279,659	$378,303	$335,084

The accompanying notes are an integral part of these consolidated financial statements.

Continued on the next page

F-1

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS (CONTINUED)

As of June 30, 2026 (Unaudited) and December 31, 2025

	172 Ammolite		1200 Soapstone		Consolidated Total
	June 30, 2026	Dec 31, 2025	June 30, 2026	Dec 31, 2025	June 30, 2026	Dec 31, 2025
ASSETS
Current Assets
Cash and cash equivalents	$-	$-	$-	$-	$31,476	$25,462
Due from related parties	21,900	-	49,598	298	335,301	-
Prepaid expenses	398	4,307	879	-	4,539	9,447
Total Current Assets	22,298	4,307	50,477	298	371,316	34,909

Investment in single-family residential properties, net of depreciation	237,686	245,873	235,361	243,930	1,193,654	1,221,918

Total Assets	$259,984	$250,180	$285,838	$244,228	$1,564,970	$1,256,827

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$369	$-	$369	$1,557	$8,971	$7,132
Due to related parties	93,449	100,525	91,354	94,059	513,721	351,700
Security deposits	-	-	-		8,100	8,100
Total Current Liabilities	93,818	100,525	91,723	95,616	530,792	366,932

Noncurrent Liabilities
Mortgage payable, net of deferred debt issuance costs	160,409	160,145	159,009	158,745	846,481	845,697
Total Noncurrent Liabilities	160,409	160,145	159,009	158,745	846,481	845,697

Total Liabilities	254,227	260,670	250,732	254,361	1,377,274	1,212,629

Members' Equity (Deficit)	5,757	(10,490)	35,105	(10,133)	187,697	44,198

Total Liabilities and Members' Equity (Deficit)	$259,984	$250,180	$285,838	$244,228	$1,564,970	$1,256,827

The accompanying notes are an integral part of these consolidated financial statements.

F-2

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2026, and June 30, 2025

(Unaudited)

	Tirios Propco		274 Gabbro		283 Gabbro		313 Mica
	2026	2025	2026	2025	2026	2025	2026	2025

Rental Income	$-	$-	$11,700	11,535	11,400	11,025	7,200	12,000

Operating Expenses
Insurance expense	-	-	612	402	636	402	882	536
Property management	-	-	354	354	354	354	354	354
Homeowners association fees	-	-	270	270	270	270	270	270
Real estate taxes	-	-	1,638	1,932	1,632	1,932	2,694	2,532
Depreciation expense	-	-	3,624	3,624	3,504	3,504	4,380	4,380
Bank charges	-	-	289	148	176	204	484	111
Total Operating Expenses	-	-	6,787	6,730	6,572	6,666	9,064	8,183

Other Income (Expense)
Interest expense			(6,324)	(6,330)	(6,328)	(6,330)	(8,206)	(8,298)
Interest income	95	190	-
Loss on extinguishment of debt	-	-	-	-	-	-	-	-
Total Other Income (Expense)	95	190	(6,324)	(6,330)	(6,328)	(6,330)	(8,206)	(8,298)

Net Income (Loss)	$95	190	$(1,411)	(1,525)	(1,500)	(1,971)	(10,070)	(4,481)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2026, and June 30, 2025

(Unaudited)

	172 Ammolite		1200 Soapstone		Consolidated Total
	2026	2025	2026	2025	2026	2025

Rental Income	$6,550	-	8,100	-	44,950	34,560

Operating Expenses
Insurance expense	656	-	678	-	3,464	1,340
Property management	354	-	354	-	1,770	1,062
Homeowners association fees	270	-	270	-	1,350	810
Real estate taxes	369	-	369	-	6,701	6,396
Depreciation expense	3,810	-	3,774	-	19,092	11,508
Bank charges	493	-	219	-	1,661	463
Total Operating Expenses	5,951	-	5,664	-	34,038	21,579

Other Income (Expense)
Interest expense	(6,252)	-	(6,198)	-	(33,308)	(20,958)
Interest income					95	190
Loss on extinguishment of debt	-	-		-
Total Other Income (Expense)	(6,252)		(6,198)	-	(33,213)	(20,768)
		-
Net Income (Loss)	$(5,653)		(3,762)	-	(22,301)	(7,787)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

For the Six Months Ended June 30, 2026, and June 30, 2025

(Unaudited)

	Tirios Propco	274 Gabbro	283 Gabbro	313 Mica
Balance as of December 31, 2024	197	$1,381	$8,036	$2,844
Capital contributions	-	14,800	20,400	11,100
Net income (loss)	190	(1,525)	(1,971)	(4,481)
Balance as of June 30, 2025	$387	$14,656	$26,465	$9,463

Balance as of December 31, 2025	387	$17,146	$28,672	$18,615
Capital contributions	-	28,900	17,600	48,400
Net income (loss)	95	(1,411)	(1,500)	(10,070)
Balance as of June 30, 2026	$482	$44,635	$44,772	$56,945

The accompanying notes are an integral part of these consolidated financial statements.

F-5

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

For the Six Months Ended June 30, 2026, and June 30, 2025

(Unaudited)

	172 Ammolite	1200 Soapstone	Consolidated Total
Balance as of December 31, 2024	$-	$-	12,458
Capital contributions	-	-	46,300
Net income (loss)	-	-	(7,787)
Balance as of June 30, 2025	$-	$-	$50,971

Balance as of December 31, 2025	$(10,490)	$(10,133)	$44,197
Capital contributions	21,900	49,000	165,800
Net income (loss)	(5,653)	(3,762)	(22,301)
Balance as of June 30, 2026	$5,757	$35,105	$187,696

The accompanying notes are an integral part of these consolidated financial statements.

F-6

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2026, and June 30, 2025

(Unaudited)

	Tirios Propco		274 Gabbro		283 Gabbro		313 Mica
	2026	2025	2026	2025	2026	2025	2026	2025

Cash Flows from Operating Activities
Net income (loss)	$95	190	$(1,411)	$(1,525)	$(1,500)	$(1,971)	$(10,070)	$(4,481)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	-	-	3,624	3,624	3,504	3,504	4,380	4,380
Amortization of debt issuance costs	-	-	492	492	493	493	486	490
Gain (loss) on extinguishment of debt	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Due from related parties	-	-	(28,881)	(2,194)	(21,488)	(1,370)	(50,327)	(605)
Prepaid expenses	-	-	861	(545)	817	(860)	1,513	(57)
Accounts payable	-	(476)	1,927	148	1,808	204	2,492	111
Due to related parties	(5,919)	(19,181)	(5,511)	(14,800)	-	(20,400)	3,126	(11,100)
Security deposit	-	-	-	-	(1,233)	-	-	-
Net cash provided by (used in) operating activities	(6,014)	(19,467)	(28,900)	(14,800)	(17,600)	(20,400)	(48,400)	$(9,938)

Cash Flows from Investing Activities
Buildings and Land	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities
Advances from manager	-	-	-	-	-	-	-	-
Mortgage payable	-	-	-	-	-	-	-	(1,162)
Debt issuance costs	-	-	-	-	-	-	-
Capital contribution	-	-	28,900	14,88	17,600	20,400	48,400	11,100
Net cash used in financing activities	-	-	28,900	14,800	17,600	20,400	48,400	9,938
Net change in cash and cash equivalents	(6,014)	(19,467)	-	-	-	-	-	-

Cash and cash equivalents at beginning of period	25,462	70,052	-	-	-	-	-	-
Cash and cash equivalents at end of year	31,476	50,585	$-	$-	$-	$-	$-	$-

Supplemental information	-	-	$6,324	$5,838	$6,328	$5,837	$8,206	$7,808

The accompanying notes are an integral part of these consolidated financial statements.

Continued on the next page

F-7

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2026, and June 30, 2025

(Unaudited)

	172 Ammolite		1200 Soapstone		Consolidated Total
	2026	2025	2026	2025	2026	2025

Cash Flows from Operating Activities
Net income (loss)	$(5,653)	$-	$(3,762)	$-	$(22,301)	$(7,787)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	3,810	-	3,774	-	19,092	11,508
Amortization of debt issuance costs	264	-	264	-	1,999	1,475
Gain (loss) on extinguishment of debt	-	-	-	-		-
Changes in operating assets and liabilities:
Due from related parties	(22,497)	-	(51,417)	-	(168,691)	(2,959)
Prepaid expenses	4,308	-	(618)	-	6,881	(1,348)
Accounts payable	369	-	369	-	6,964	(13)
Due to related parties	(2,500)	-	2,090	-	(4,028)	(65,481)
Security deposit	-	-	-	-		-
Net cash provided by (used in) operating activities	(21,900)	-	(49,300)	-	(160,084)	(64,605)

Cash Flows from Investing Activities
Buildings and Land	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash Flows from Financing Activities
Advances from manager	-	-		-	-
Mortgage payable	-	-	-	-	-	(1,162)
Debt issuance costs	-	-	-	-	-	-
Capital contribution	21,900	-	49,300	-	166,100	46,300
Net cash used in financing activities	21,900	-	49,300	-	166,100	45,138
Net change in cash and cash equivalents	-	-	-	-	6,016	(19,467)

Cash and cash equivalents at beginning of period	-	-	-	-	25,462	70,052
Cash and cash equivalents at end of year	$-	$-	$-	$-	$31,476	$50,585

Supplemental information	6,252	-	6,198	-	33,308	19,483

The accompanying notes are an integral part of these consolidated financial statements.

F-8

TIRIOS PROPCO SERIES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026, and 2025.

(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF CONSOLIDATION

Included in these consolidated financial statements are operations of Tirios Propco Series LLC. and its designated series LLCs’ (collectively, which may be referred to as “Tirios,” the “Company,” “we,” “us,” or “our”):

•	Series Designation of Tirios Propco Series LLC – 274 Gabbro (“274 Gabbro”)
•	Series Designation of Tirios Propco Series LLC – 283 Gabbro (“283 Gabbro”)
•	Series Designation of Tirios Propco Series LLC – 313 Mica (“313 Mica”)
•	Series Designation of Tirios Propco Series LLC – 172 Ammolite (“172 Ammolite”)
•	Series Designation of Tirios Propco Series LLC – 1200 Soapstone (“1200 Soapstone”), (collectively, which may be referred to as “Series LLCs”).

The Company was registered in Delaware on April 13, 2023. Tirios will issue fractional offerings in underlying real estate assets, primarily single-family rentals homes. The assets are in Austin, Texas.

Since its inception, the Company has relied on advances from its Manager, Tirios Corporation (the “Manager”), a Delaware Corporation (see Note 4). As of June 30, 2026, the Company had negative working capital and will likely incur losses prior to generating positive members’ equity. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from Series Regulation A offering (see Note 9) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These consolidated financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The accompanying consolidated financial statements include the accounts of Tirios Propco Series LLC and its designated Series LLCs, each of which is under common management but maintains separate legal and equity structures. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reflect the historical accounting basis of each entity. All intercompany balances and transactions among the Series have been eliminated in consolidation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to US GAAP. Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Tirios Propco Series LLC and each Series listed in Note 1. All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying consolidated financial statements include recording of depreciation and amortization.

F-9

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash and Cash Equivalents

The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash. The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account.

Investment in Single-Family Residential Properties

Investments in single-family residential properties are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of a property are capitalized. Routine maintenance and repair costs are expensed as incurred. Upon the sale or disposition of a property, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income.

Depreciation is provided using the straight-line method over the estimated useful life of the properties, applying the mid-month convention. The useful life for residential property is generally 27.5 years.

The Company evaluates the carrying value of its investment properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the carrying value exceeds the estimated fair value. Factors considered in this analysis include current operating performance, property usage, market conditions, and other economic factors.

No impairment was recognized for the six months ended June 30, 2026, and 2025.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of June 30, 2026, and December 31, 2025.

F-10

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount.

Security Deposits

Security deposits received from tenants are recorded as liabilities and are not recognized as revenue unless and until the deposit is forfeited in accordance with the lease agreement. These amounts are refundable to tenants at the end of the lease term, subject to the condition of the property and fulfillment of lease obligations.

Revenue Recognition

Revenue is recognized at the Series LLCs’ level and primarily consists of rental income from single- family residential properties. Rental income is earned under annual or month-to-month lease agreements and is recognized on a straight-line basis over the lease term, in accordance with ASC 842, Leases.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the consolidated financial statements.

F-11

NOTE 3 – INVESTMENT IN SINGLE-FAMILY RESIDENTIAL PROPERTIES

Investment in single-family residential properties consisted of the following as of June 30, 2026 and December 31, 2025:

June 30, 2026:

	274 Gabbro	283 Gabbro	313 Mica	172 Ammolite	1200 Soapstone	Total
Land	$53,100	$53,100	$53,269	$39,739	$39,737	$238,945
Building	199,515	192,889	240,659	209,550	207,570	1,050,183
Less: accumulated depreciation	(22,650)	(21,900)	(27,375)	(7,225)	(7,151)	(86,302)
Total investment in single-family residential properties, net	$229,965	$224,089	$266,553	$237,686	$235,361	$1,193,654

December 31, 2025:

	274 Gabbro	283 Gabbro	313 Mica	172 Ammolite	1200 Soapstone	Total
Land	$53,100	$53,100	$53,269	$39,739	$39,737	$238,945
Building	199,515	192,889	240,659	209,550	207,570	1,050,183
Less: accumulated depreciation	(15,402)	(14,892)	(18,615)	(3,416)	(3,377)	(67,210)
Total investment in single-family residential properties, net	$237,213	$231,097	$275,313	$245,873	$243,930	$1,221,918

Depreciation expense for the six months ended June 30, 2026, and June 30, 2025 was $19,092 and $11,508, respectively.

NOTE 4 – EQUITY

Tirios Propco Series LLC is wholly owned by Tirios Corporation (the “Manager”), a Delaware Corporation. Each Series maintains its own separate members’ equity accounts. Equity balances are not commingled between Series, and profits and losses are allocated only to members of the specific Series.

Operating Agreement

General:

In accordance with the Operating Agreement, Tirios Corporation has the power and authority to do all things and, on such terms, as it determines to be necessary or appropriate to conduct the business of the Company and each Series. Each holder of Series Interests will grant the Manager the power of attorney. The Manager also has the right to appoint officers of the Company and each Series.

Fees and Expenses:

The following fees, costs and expenses shall be borne by the relevant Series (except to the extent assumed by the Managing Member in writing):

Asset Cost:

Cost to acquire the Series Asset.

F-12

Broker Commission:

A 1% commission payable to the Broker to perform administrative and compliance-related functions in connection with Regulation A Series Interests offering, but not for underwriting or placement agent services.

Offering Expenses:

Fees, costs and expenses incurred in connection with executing an offering of Interests in one or more Series, consisting of underwriting, legal, accounting, escrow and compliance costs related to such offering, but excluding the Broker Commission. These costs are paid by the Managing Manager without reimbursement.

Acquisition Expenses:

Following fees, costs and expenses allocable to the Series (or such Series pro rata share of any such fees, costs and expenses allocable to the Company) and incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series Asset:

•	brokerage and sales fees and commissions (but excluding the Broker Commission);
•	appraisal fees;
•	real-estate property title and registration fees;
•	research fees;
•	transfer taxes;
•	third party industry and due diligence expert fees;
•	storage fees;
•	insurance fees;
•	bank fees and interest (if the Series Asset was acquired using debt prior to completion of the Initial Offering);
•	auction house fees;
•	technology costs,
•	travel and lodging for inspection purposes;
•	photography and videography expenses in order to prepare the profile for the Series Asset to be accessible to Investor Members via an online platform;
•	similar costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series asset.

Managing Member Fee:

The Managing Member shall be entitled to the following fees from each Series:

a.

Acquisition Fee: Upon the closing of the acquisition of any Series Asset, the Manager receives an Acquisition Fee between 2% to 8% of the gross purchase price for such Series Asset, as determined by the Manager. The exact percentage charged depends on a range of factors, including the acquisition price, location, due diligence requirements and amount of rehabilitation work required. The Acquisition Fee is charged by the Manager for services such as finding investment and underwriting opportunities, performing due diligence on potential opportunities. There was no acquisition fee charged during the six months ended June 30, 2026, and June 30, 2025. The acquisition fees are capitalized as part of Investment in single-family residential properties on the consolidated balance sheets.

b.

Asset Management Fees: On a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of Series Interests, the Series will pay the Manager a management fee, payable quarterly in arrears, equal to 0.25% (1% annualized) of Net Asset Value as of the last day of the immediately preceding quarter. “Net Asset Value” at any date means the current market value of a Series’ total Series Assets, less liabilities, determined by the Manager in its sole discretion. Manager may, but is not obligated to, obtain a third-party valuation of the assets of the Series to determine “Asset Value.” Asset Management Fees include the fees for using the Tirios Platform for Series Offerings as per the Tirios License Agreement with the Manager. The Manager may waive this fee for any year at its sole discretion.

F-13

The Manager has waived asset management fees for 2026, and 2025, and therefore no fees was charged by the Manager for the six months ended June 30, 2026 and 2025.

c.

Property Management Fee: The Manager or its designated affiliate receives a property management fee of $59 per month for each real property asset held by a Series. The property management fees charged for the six months ended June 30, 2026 and 2025 was $354 and $354, respectively, for 274 Gabbro, 283 Gabbro 313 Mica, and $354 and $0, respectively for 172 Ammolite and 1200 Soapstone.

d.

Commission as Buyer’s Agent: The Manager or an affiliate of the Manager typically represents the Company during the asset purchase process and could receive a commission as buyer’s agent, which is typically between 0% to 3% of the acquisition price, based on the agreement with Seller’s listing agent. The commission received as buyer’s agent is for providing services such as scheduling viewings, submitting offers, negotiating purchase prices, and managing the closing process. As is standard industry practice, the commission for services as Buyer’s Agent is paid by Seller at the time of closing.

Operating Expenses:

All fees and expenses incurred in connection with management of Series Assets, preparing any reports and accounts of each Series or the Company, insurance premiums or expenses, all custodial fees, costs and expenses and other costs and expenses incurred in connection with the operations of a Series, or a Series’ allocated share of expenses incurred by the Company.

Dissolution Expenses:

All costs and expenses incidental to the termination and winding up of such Series and its share of the costs and expenses incidental to the termination and winding up of the Company.

NOTE 5 – PURCHASED PROPERTIES

There were no additions to Series Investment in single-family residential properties for the six months ended June 30, 2026 and 2025.

NOTE 6 – DUE TO MANAGER (RELATED PARTY)

The Company has received advances from the Manager to fund the acquisition of properties and to cover operating expenses, including interest payments and other property-related costs. These advances are non-interest bearing, have no specified maturity date, and may be repaid, at the Manager’s election, through the issuance of Series Interests. Any Series Interests issued to the Manager will carry the same rights and terms as those issued to other holders, with no preferential treatment.

As of June 30, 2026, the outstanding balance of advances due to the Manager was $108,710 for 274 Gabbro, $87,617 for 283 Gabbro, and $101,329 for 313 Mica, $93,449 for 172 Ammolite, $91,354 for 1200 Soapstone for a total of $482,681. As of December 31, 2025, the outstanding balance of advances due to the Manager was $114,341 for 274 Gabbro, $88,953 for 283 Gabbro, $98,203 for 313 Mica, $100,525 for 172 Ammolite, $94,059 for 1200 Soapstone, for a total of $496,081.

NOTE 7 – MORTGAGE PAYABLE

Mortgage Payable – 313 Mica

313 Mica was financed with a secured third-party loan in the amount of $212,693 by HouseMax Funding LLC with an interest rate of 9.99% per annum. Monthly interest-only payments of $1,771 commenced on July 1, 2023. The outstanding principal balance, interests, charges, fees, costs, and other unpaid amounts was due on June 1, 2024 (the “Maturity Date”).

F-14

On May 23, 2024, the Company refinanced the loan by entering into a new mortgage agreement with HouseMax Funding LLC in the amount of $224,000. The new loan carries an initial fixed interest rate of 7.00% for the first 84 months, after which the rate becomes adjustable annually based on the 30- Day Average SOFR plus a margin of 5.25%, subject to a rate floor of 7.25% and a cap of 5%. The loan requires monthly payments of $1,490.28 and is structured with a 30-year amortization period, maturing on June 1, 2054.

313 Mica Series incurred debt issuance costs of $6,902 related to the new mortgage agreement entered into on May 23, 2024. The issuance costs are being amortized over the 30-year term of the loan using the mid-month convention, consistent with the prior loan.

As of June 30, 2026, the gross balance of the mortgage payable was $219,288, and the net balance, after deducting unamortized debt issuance costs, was $214,751. As of December 31, 2025, the gross balance of the mortgage payable was $220,506, and the net balance, after deducting unamortized debt issuance costs, was $215,479.

Mortgage Payable – 274 Gabbro

274 Gabbro was financed with a secured third-party loan in the amount of $182,479 by HouseMax Funding LLC with an interest rate of 9.99% per annum. Monthly interest-only payments of $1,478.55 commenced on July 1, 2023. The outstanding principal balance, interests, charges, fees, costs, and other unpaid amounts was due on June 1, 2024 (the “Maturity Date”).

On May 31, 2024, the Company refinanced the loan by entering into a new mortgage agreement with HouseMax Funding LLC in the amount of $161,000. The new loan carries an initial fixed interest rate of 7.25% for the first 84 months, after which the rate becomes adjustable annually based on the 30-Day Average SOFR plus a margin of 5.25%. The loan is structured with a 30-year term and includes an initial 10-year interest-only period, requiring monthly payments of $972.71. The loan matures on June 1, 2054.

274 Gabbro Series incurred debt issuance costs of $6,890 related to the new mortgage agreement. The issuance costs are being amortized over the 30-year term of the loan using the mid-month convention, consistent with the prior loan.

As of June 30, 2026, the gross balance of the mortgage payable was $161,000, and the net balance, after deducting unamortized debt issuance costs, was $156,160. As of December 31, 2025, the gross balance of the mortgage payable was $161,000, and the net balance, after deducting unamortized debt issuance costs, was $155,668.

Mortgage Payable – 283 Gabbro

283 Gabbro was financed with a secured third-party loan in the amount of $177,604 by HouseMax Funding LLC with an interest rate of 9.99% per annum. Monthly interest-only payments of $1,478.55 commenced on July 1, 2023. The outstanding principal balance, interests, charges, fees, costs, and other unpaid amounts was due on June 1, 2024 (the “Maturity Date”).

F-15

On May 31, 2024, the Company refinanced the loan by entering into a new mortgage agreement with HouseMax Funding LLC in the amount of $161,000. The new loan carries an initial fixed interest rate of 7.25% for the first 84 months, after which the rate becomes adjustable annually based on the 30- Day Average SOFR plus a margin of 5.25%, subject to a rate floor of 7.25% and a cap of 5%. The loan includes an initial 10-year interest-only period with monthly payments of $972.71, followed by amortizing payments for the remainder of the 30-year term. The loan matures on June 1, 2054.

283 Gabbro Series incurred debt issuance costs of $6,902 related to the new mortgage agreement. The issuance costs are being amortized over the 30-year term of the loan using the mid-month convention, consistent with the prior loan.

As of June 30, 2026, the gross balance of the mortgage payable was $161,000, and the net balance, after deducting unamortized debt issuance costs, was $156,151. As of December 31, 2025, the gross balance of the mortgage payable was $161,000, and the net balance, after deducting unamortized debt issuance costs, was $155,659.

Mortgage Payable – 172 Ammolite

172 Ammolite was financed at acquisition with long-term debt, a loan amount of $165,193, and an interest rate of 7.25%. The long-term debt is financed by HouseMax Funding LLC, with an interest rate of 7.25% per annum, and interest only payments for the first one hundred twenty months and then interest and principal over the next two hundred and forty months. The outstanding principal balance, interests, charges, fees, costs, and other unpaid amounts will be due August 1, 2055 (the "Maturity Date"). The collateral for the loan is the property, with 1st lien deed of trust, with the assignment of rents and fixtures. The long-term debt includes a provision for a prepayment penalty calculated at 5%, 4%, 3%, 2%, and 1% of the outstanding loan amount if the debt is prepaid during the first 1 year, 2 years, 3 years, 4 years, and 5 years respectively.

173 Ammolite Series incurred debt issuance costs of $5,290 related to the new mortgage agreement. The issuance costs are being amortized over the 30-year term of the loan using the mid-month convention, consistent with the prior loan. The amount of $242 was amortized and included in interest expense for the year ended December 31, 2025. The remaining unamortized balance of $5,048 is reported in the balance sheet as a deduction from the mortgage payable.

As of June 30, 2026, the gross balance of the mortgage payable was $165,193, and the net balance, after deducting unamortized debt issuance costs, was $160,409. As of December 31, 2025, the gross balance of the mortgage payable was $165,193, and the net balance, after deducting unamortized debt issuance costs, was $160,145.

Mortgage Payable – 1200 Soapstone

1200 Soapstone was financed at acquisition with long-term debt, a loan amount of $163,793, and an interest rate of 7.25%. The long-term debt is financed by HouseMax Funding LLC, with an interest rate of 7.25% per annum, and interest only payments for the first one hundred twenty months and then interest and principal over the next two hundred and forty months. The outstanding principal balance, interests, charges, fees, costs, and other unpaid amounts will be due August 1, 2055 (the "Maturity Date"). The collateral for the loan is the property, with 1st lien deed of trust, with the assignment of rents and fixtures. The long-term debt includes a provision for a prepayment penalty calculated at 5%, 4%, 3%, 2%, and 1% of the outstanding loan amount if the debt is prepaid during the first 1 year, 2 years, 3 years, 4 years, and 5 years respectively.

1200 Soapstone Series incurred debt issuance costs of $5,290 related to the new mortgage agreement. The issuance costs are being amortized over the 30-year term of the loan using the mid-month convention, consistent with the prior loan. The amount of $242 was amortized and included in interest expense for the year ended December 31, 2025. The remaining unamortized balance of $5,048 is reported in the balance sheet as a deduction from the mortgage payable.

As of June 30, 2026, the gross balance of the mortgage payable was $163,793, and the net balance, after deducting unamortized debt issuance costs, was $159,009. As of December 31, 2025, the gross balance of the mortgage payable was $163,793, and the net balance, after deducting unamortized debt issuance costs, was $158,745.

F-16

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2026, and December 31, 2025.

Working Capital Reserve

Tirios Propco Series LLC reports a working capital reserve for each entity in its SEC filings to cover unexpected expenses not covered by builder or appliance warranties, as well as unforeseen operating costs or cash flow shortfalls. As of June 30, 2026,  the working capital reserves were as follows: $15,600 for 274 Gabbro, $16,552 for 283 Gabbro, $23,573 for 313 Mica, $17,731 for 172 Ammolite, and $18,261 for 1200 Soapstone.

NOTE 9 – GOING CONCERN

Each Series has commenced its planned operations. However, each Series is dependent upon additional capital resources from its planned offering. Each Series is subject to significant risks and uncertainties, including failing to secure funding to commence the Series’ planned operations or failing to profitably operate the business.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the six months ended June 30, 2026, the Company generated rental income and maintained a cash balance as of June 30, 2026, of $31,476, indicating the commencement of ongoing operations. However, the Company incurred a consolidated net loss of $22,301 for the six months ended June 30, 2026, and reported a members’ equity of $187,697 as of June 30, 2026.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. The Company’s ability to continue is dependent upon its ability to generate sufficient positive cash flows from its rental operations, raise additional capital through its Regulation A offering, and/or obtain financial support from the Manager. While management intends to pursue these strategies, there can be no assurance that such plans will be successful or that funding will be available as needed.

The consolidated financial statements do not include any adjustments related to the recoverability or classification of assets or the amount and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

F-17

NOTE 10 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 23, 2026, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

Acquisitions

We acquired six properties in September 2026. The purchase transactions for these properties were closed on September 18, 2026. The properties were financed with secured third-party loans, and the equity has been advanced by our Manager, who will be reimbursed through offering proceeds.

Tirios Propco Series LLC - 35 Clay (“35 Clay”). The purchase price for the property with address at 35 Clay Ct , Covington, GA, 30016, was $255,000. The Series obtained a third-party purchase loan in the amount of $178,500 and our Manager advanced the remaining amount of $76,500. The property was financed at acquisition with interest only long-term debt, and an interest rate of 6.84%.

Tirios Propco Series LLC – 565 Mountainview (“565 Mountainview”). The purchase price for the property with address at 565 Mountainview Dr, Covington, GA, 30016, was $245,000. The Series obtained a third-party purchase loan in the amount of $171,500 and our Manager advanced the remaining amount of $73,500. The property was financed at acquisition with an interest only long-term debt, and an interest rate of 6.80%.

Tirios Propco Series LLC – 709 Georgetown (“709 Georgetown”). The purchase price for the property with address at 709 Georgetown Ct, Jonesboro, GA, 30236, was $195,000. The Series obtained a third-party purchase loan in the amount of $136,500 and our Manager advanced the remaining amount of $58,500. The property was financed at acquisition with an interest only long-term debt, and an interest rate of 6.80%.

Tirios Propco Series LLC – 6404 Walnut (“6404 Walnut”). The purchase price for the property with address at 6404 Walnut Way, Union City, GA 30291, was $250,000. The Series obtained a third-party purchase loan in the amount of $175,000 and our Manager advanced the remaining amount of $75,000. The property was financed at acquisition with an interest only long-term debt, and an interest rate of 6.84%.

Tirios Propco Series LLC – 1160 Gable (“1160 Gable”). The purchase price for the property with address at 1160 Gable Ter, Jonesboro, GA, 30236, was $251,000. The Series obtained a third-party purchase loan in the amount of $175,700 and our Manager advanced the remaining amount of $75,300. The property was financed at acquisition with an interest only long-term debt, and an interest rate of 6.85%.

Tirios Propco Series LLC – 11322 Michelle (“11322 Michelle”). The purchase price for the property with address 11322 Michelle Way, Hampton, GA 30228, was $170,000. The Series obtained a third-party purchase loan in the amount of $119,000 and our Manager advanced the remaining amount of $51,000. The property was financed at acquisition with an interest only long-term debt, and an interest rate of 6.8%.

F-18

ITEM 4. EXHIBITS

EXHIBIT INDEX

2.1	Certificate of Formation of Tirios Propco Series LLC**
2.2	Limited Liability Company Agreement of Tirios Propco Series LLC**
2.3	Tirios Propco Series LLC – 274 Gabbro Series Designation**
2.4	Tirios Propco Series LLC – 283 Gabbro Series Designation**
2.5	Tirios Propco Series LLC – 313 Mica Series Designation**
2.6	Tirios License Agreement**
2.7	Tirios Propco Series LLC – 1200 Soapstone Series Designation**
2.8	Tirios Propco Series LLC – 172 Ammolite Series Designation**
4.1	Form of Subscription Agreement**
4.2	Form of Lease Agreement**
4.3	274 Gabbro Lease Agreement**
4.4	283 Gabbro Lease Agreement**
4.5	313 Mica Lease Agreement**
6.1	Real Estate Purchase Agreement dated March 8, 2023 for Tirios Propco Series LLC – 274 Gabbro Property**
6.2	Real Estate Purchase Agreement dated March 8, 2023 for Tirios Propco Series LLC – 283 Gabbro Property**
6.3	Real Estate Purchase Agreement dated March 8, 2023 for Tirios Propco Series LLC – 313 Mica Property**
6.4	Loan Documents for Tirios Propco Series LLC – 274 Gabbro Property**
6.5	Loan Documents for Tirios Propco Series LLC – 283 Gabbro Property**
6.6	Loan Documents for Tirios Propco Series LLC – 313 Mica Property**
6.12	Assignment of 274 Gabbro**
6.13	Assignment of 283 Gabbro**
6.14	Assignment of 313 Mica**
6.16	Refinancing Loan Documents for Tirios Propco Series LLC – 274 Gabbro Property**
6.17	Refinancing Loan Documents for Tirios Propco Series LLC – 283 Gabbro Property**
6.18	Refinancing Loan Documents for Tirios Propco Series LLC – 313 Mica Property**
6.19	Real Estate Purchase Agreement dated May 26, 2025 for Tirios Propco Series LLC – 1200 Soapstone**
6.20	Real Estate Purchase Agreement dated May 26, 2025 for Tirios Propco Series LLC – 172 Ammolite**
6.21	Loan Documents for Tirios Propco Series LLC – 1200 Soapstone**
6.22	Loan Documents for Tirios Propco Series LLC – 172 Ammolite**

** previously filed

6

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Texas, on September 28, 2026.

Tirios Propco Series LLC
a Delaware limited liability company

By	Tirios Corporation, a Delaware corporation
Its:	Manager

By:	/s/ Sachin Latawa
Name:	Sachin Latawa
Title:	Chief Executive Officer

This form has been signed by the following persons in the capacities and on the dates indicated.

By	Tirios Corporation, a Delaware corporation
Its:	Manager, (principal executive officer, principal financial officer, principal accounting officer)

By:	/s/ Sachin Latawa
Name:	Sachin Latawa
Title:	Chief Executive Officer, of Tirios Corporation

Date: September 28, 2026.

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